Greenberg Traurig

Brian H. Blaney
Tel. 602.445.8322
Fax. 602.445.8603
BlaneyB@gtlaw.com

December 3, 2007

VIA HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Attention: Dana Brown

Re: Atlas Acquisition Holdings Corp.
Registration Statement on Form S-1
File No. 333-146368

Dear Mr. Brown:

Please find enclosed Atlas Acquisition Holdings Corp.'s (the "Company") (i) response letter to the comments on the Registration Statement provided by the staff (the "Staff") of the Securities and Exchange Commission by letter dated November 28, 2007 and (ii) courtesy copies of Amendment No. 2 to the Registration Statement (the "Amendment"). Please note that to help expedite the Staff's review, the enclosed courtesy copies of the Amendment have been marked in the margins to indicate the location of revisions made in response to the corresponding comment numbers.

If you have any questions regarding the Company's responses or the Amendment, please do not hesitate to contact me at (602) 445-8322 or Alan Annex of our office at (212) 801-9323.

Sincerely,

Brian H. Blaney

Brian H. Blaney
For the Firm

BHB:ksl

cc: James N. Hauslein *(w/encl.)*
Gaurav V. Burman *(w/encl.)*

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